UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 18 March 2016

NOVOGEN LIMITED (Company)

18 March 2016

Mrs Violetta Codreanu

Adviser, Listings Compliance (Sydney)

ASX Compliance Pty Ltd

20 Bridge St, Sydney NSW 2000

By electronic lodgement

Dear Violetta,

Novogen Limited (ASX:NRT) – Results of Meeting

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, we advise details of the resolutions and the proxies received in respect of each resolution are set out in the proxy and polls summary attached.

Yours faithfully,

Lionel Mateo

Company Secretary

NOVOGEN LTD – ACN 063 259 754

Level 5, 20 George St, Hornsby, NSW, 2077 | P: +61 (0) 2 9472 4100 - F: +61 (0) 2 9476 0388 | www.novogen.com

Resolution 1        Issue of Options to Dr James Garner

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Open Usable
52,601,296	29,623,298	2,008,198	2,553,568
62.05%	34.94%		3.01%

The motion was carried as an ordinary resolution on a poll the details of which are:

For	Against	Abstain
64,595,306	29,623,298	4,489,865
68.56%	31.44%

Resolution 2        Election of Mr Iain Ross as a Director

The instructions given to validly appointed proxies in respect of the resolution were as follows:

For	Against	Abstain	Open Usable
42,281,237	40,915,280	1,185,775	2,554,068
49.30%	47.72%		2.98%

The motion was carried as an ordinary resolution on a poll the details of which are:

For	Against	Abstain
56,321,421	41,269,606	1,267,442
57.71%	42.29%

NOVOGEN LTD – ACN 063 259 754

Level 5, 20 George St, Hornsby, NSW, 2077 | P: +61 (0) 2 9472 4100 - F: +61 (0) 2 9476 0388 | www.novogen.com